UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of April, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.

(Translation of registrant's name into English)

510 - 510 Burrard Street

Vancouver, B.C. Canada V6C 3A8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Form 51-102F3

Material Change Report

1.           Name and Address of Company

Atna Resources Ltd.

Suite 510 – 510 Burrard Street

Vancouver, B.C.

V6C 3A8

2.           Date of Material Change

April 24, 2008

3.           News Release

A news release was issued on April 24, 2008 through PR Newswire and was filed with regulatory authorities in Canada.  A copy of the news release is attached hereto as Schedule A.

4.           Summary of Material Change

The Company announced that Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, has provided Atna with an operating plan and budget that targets completion by the first quarter of 2009 of their US$30 million back-in expenditure obligation on the Pinson Gold Mine, Humboldt County Nevada.

5.	Full Description of Material Change

The Company announced that Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, has provided Atna with an operating plan and budget that targets completion by the first quarter of 2009 of their US$30 million back-in expenditure obligation on the Pinson Gold Mine, Humboldt County Nevada.  The work program is focused on completing underground development work and infill drilling in the upper Ogee and Range Front resource zones to enable completion of a feasibility study and initial ore reserve estimate by the end of the first quarter of 2009.

PMC may earn a 70% interest in the project by spending a total of US$30 million by April 6, 2009, which would result in Atna retaining a 30% interest. PMC’s reported expenditures for the first quarter of 2008 were US$4.1 million bringing their total project-to-date expenditures to US$8.0 million. Spending levels are increasing as the pace of development activities have accelerated to twenty-four hours per day, seven days per week.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David H. Watkins
Chairman and Chief Executive Officer
Phone                      604-684-2285

9.	Date of Report

April 24, 2008

SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE:                                                                                                                        APRIL 24, 2008

ATNA REPORTS ACCELERATED DEVELOPMENT AT PINSON GOLD PROJECT

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN), is pleased to report on the increased activity of work at the Pinson Gold Mine, Humboldt County, Nevada. Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, has provided Atna with an operating plan and budget that targets completion by the first quarter of 2009 of their US$30 million back-in expenditure obligation. The work program is focused on completing underground development work and infill drilling in the upper Ogee and Range Front resource zones to enable completion of a feasibility study and initial ore reserve estimate by the end of the first quarter of 2009.

PMC may earn a 70% interest in the project by spending a total of US$30 million by April 6, 2009, which would result in Atna retaining a 30% interest. PMC’s reported expenditures for the first quarter of 2008 were US$4.1 million bringing their total project-to-date expenditures to US$8.0 million. Spending levels are increasing as the pace of development activities have accelerated to twenty-four hours per day, seven days per week.

“We are excited and encouraged to see the high level of exploration and development focus that PMC is applying to the Pinson project. Their work program and activities are designed to take the project to a near production status and may facilitate a second quarter 2009 production decision,” states David Watkins Chairman and CEO.

Dewatering infrastructure is well advanced for the project with the completion of two rapid infiltration basins and associated pipelines. PMC is planning several additional dewatering wells to accelerate dewatering ahead of planned decline development. During the quarter the underground contractor, Small Mine Development, completed rehabilitation of existing underground workings and advanced development an additional 552 feet on three headings.  Underground drifting is focused on establishing new diamond drill stations to enable resource definition drilling in both the Ogee and Range Front resource zones. This drifting will aid decline development and establish bulk sampling/test mining locations. Underground drilling operations have now commenced with one drill, additional drills will be mobilized as stations are developed.

PMC is also evaluating open pit mining potential, primarily in the MAG pit area. The MAG pit was one of the last production areas at the Pinson mine in 1999 prior to closure due to low gold price. Un-mined resources remain in and around this pit, which will form the basis for PMC’s evaluation of the open pit potential of the project. PMC drilled two core holes to acquire metallurgical samples; the intercepts in these two holes are shown in the following table:

Drill Hole No.	From (ft)	To (ft)	Length (ft)	Gold (oz/t)	Zone/Comment
BMAG-001C	20.0	447.5	427.5	0.066	Main MAG fault zone
Including	350.0	407.0	57.0	0.124	Main MAG fault zone
BMAG-002C	238.0	464.0	226.0	0.064	Main MAG fault zone
Including	368.0	402.0	34.0	0.163	Main MAG fault zone
* Intercepts do not represent true widths.

A portion of the remaining MAG pit material is believed to be refractory and may require autoclave or roasting pre-oxidation to be amenable to conventional cyanidation.

Surface reverse circulation and diamond drilling continued throughout the quarter. One surface and one underground drill are operating at the site. A total of 30,895 feet of underground definition drilling and 15,000 feet of surface drilling are planned for the remainder of 2008. Since the commencement of work in August 2007, PMC has completed 46 surface drill holes for a total of 46,282 feet (27,289 feet of reverse circulation and 18,993 feet of diamond drilling).  Drilling continues to support Atna’s 2007 resource estimate (see Technical Report Update filed in June 2007 with SEDAR).

Qualified persons:

All sample preparation and gold assays in this press release were completed by American Assay Laboratories in Reno, Nevada, an independent analytical laboratory with a Certificate of Laboratory Proficiency PTP-MAL from the Standards Council of Canada. Gold assays were completed by standard fire assay methods with an atomic absorption finish or a gravimetric finish for higher grade samples. Pinson Mining Company has instituted a rigorous QA/QC protocol which includes certified assay standards and blanks, replicates, and duplicate samples which bolsters American Assay's own internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

Forward-looking statements:

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the status of work programs and budgets at the Pinson Gold Project.  Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the above-reported new drill results data will ultimately not contribute to an improved optimization study, the Company’s consultants will not be able to complete NI 43-101 compliant technical reports without conducting significant additional investigations of the Company’s property, the Company might encounter problems such as the significant depreciation of metals prices, changes in equity ownership, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans, that will prevent it from restarting mining operations at the Pinson Gold Project, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION:
Additional information on Atna Resources Ltd. and the Pinson Gold Project is available on our website at www.atna.com.
or contact:
James Hesketh, President and COO (303) 278-8464
Valerie Kimball, Corporate Communications (303) 278-8464
Kendra Johnston, Investor Relations (800) 789-2862

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: April 10, 2008	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer